Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142018
Prospectus Supplement No. 1
To Prospectus dated June 21, 2007
The registrant filed Post-Effective Amendment No. 1 on Form S-1 with the Securities and Exchange
Commission on February 12, 2008.
LIGHTING SCIENCE GROUP CORPORATION
Up to 2,041,674 shares of common stock, $0.001 par value per share, to be offered by certain holders of securities of Lighting Science Group Corporation
     The following information supplements and should be read in conjunction with the prospectus dated June 21, 2007, as amended by post-effective amendment no. 1 on Form S-1, which was filed with the Securities and Exchange Commission on February 12, 2008 (the “Prospectus”). The Prospectus relates to the offer of up to 2,041,674 shares of common stock, $.001 par value per share, of Lighting Science Group Corporation by the stockholders identified under “SELLING STOCKHOLDERS” on page 37 in the Prospectus (or their permitted transferees, assignees, pledgees, donees, or other successors-in-interest). This supplement includes information about recently filed litigation affecting Lighting Science Group. Terms used but not defined in this supplement have the meanings given to those terms in the Prospectus.
     This supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus with respect to the 2,041,674 shares of common stock, including any amendments or supplements thereto.
     Some of the statements in this supplement and elsewhere in the Prospectus constitute forward-looking statements. For additional information regarding these forward-looking statements, see “FORWARD-LOOKING STATEMENTS” on page 13 of the Prospectus.
     These securities are speculative securities and this offering involves substantial risks. Please carefully review and consider the risk factors described under the “RISK FACTORS” section in the Prospectus beginning on page 6.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this supplement is February 29, 2008.

LEGAL PROCEEDINGS
     On February 19, 2008, Philips Solid-State Lighting Solutions, Inc. (“Philips”) filed (but has not served) a civil lawsuit in the United States District Court for the District of Massachusetts against (i) us; (ii) LED Holdings; and (iii) LED Effects, Inc., an entity whose assets were acquired by LED Holdings (“LED Effects”) (Philips Solid-State Lighting Solutions, Inc. v. Lighting Science Group Corporation, et al.). The lawsuit alleges that the defendants have infringed five (5) related patents. The complaint does not name any product that is alleged to infringe and provides no specific facts in support of the claims of infringement. The lawsuit seeks injunctive relief and unspecified compensatory and treble damages and attorneys’ fees for the alleged patent infringement. The subject patents are owned in the name of Color Kinetics, Inc. (“CK”), which was acquired by Philips in August 2007.
     We are reviewing Philips’ allegations, but believe they are without merit and intend to dispute them in light of, among other things, the following:
•	Since 1994, LED Effects has been designing, developing and selling custom-designed, pulse-with-modulation (PWM) controlled, color-changing LED fixtures and components. As successor to the assets of LED Effects, we believe we are (and LED Effects has been since its inception) considered a leader in this fixture and component space, and we continue to develop and sell cutting-edge LED-based products today.

•	Prior to Phillips’ acquisition of CK, a Philips affiliate conducted extensive due diligence relating to the intellectual property of LED Effects. The Philips affiliate subsequently (i) proposed and consummated a joint development agreement with LED Effects and (ii) proposed a minority investment in LED Effects.

•	The Philips affiliate previously contracted with LED Effects to develop and manufacture products in accordance with the Philips affiliate’s specifications and using LED Effects’ proprietary technology. The Philips affiliate then used such products to compete successfully against CK before CK was subsequently acquired by Philips.

•	Since the CK acquisition, Philips has continued to purchase and distribute linear products employing the technology of LED Effects, as indicated on Philips’ web site. (www.nam.lighting.philips.com/us/luminaires/products.php).
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